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                                                                    Exhibit 23.3



                  [INTERNATIONAL DATA CORPORATION LETTERHEAD]




                                October 8, 1999



Edward Loh
Credit Suisse First Boston Technology Group
2400 Hanover St.
Palo Alto, CA 94304

Dear Mr. Loh,

Per our discussion, you have permission to use the following statistics as stated below.

According to IDC, the number of worldwide Internet users is expected to grow from 159 million in 1998 to 510 million in 2003.

In addition, IDC projects that the value of worldwide e-commerce revenue will increase from approximately $50 billion in 1998 to more than $1.3 trillion in 2003.

According to an IDC report dated August 1999, the use of Linux grew at an annual rate of 181.2% in 1998. In its report, IDC also projected that the use of Linux will grow faster than the use of any other operating system through 2003.

According to the IDC report, in 1998 Linux CD units sold represented 14.7% of all server operating system license units sold worldwide.

Sincerely,

/s/ ALEXA MCCLOUGHAN
--------------------------
Alexa McCloughan
Senior Vice President